Filed Pursuant to Rule 433

Registration No. 333-177682

November 26, 2012

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 26, 2012)

Issuer:	Wisconsin Public Service Corporation

Security:	Senior Notes, 3.671% Series Due December 1, 2042

Expected Ratings:*	Aa3/A (Moody’s/Standard & Poor’s)

Size:	$300,000,000

Initial Public Offering Price:	100.000%

Maturity Date:	December 1, 2042

Treasury Benchmark:	2.750% due August 15, 2042

US Treasury Yield:	2.796%

Spread to Treasury:	+ 87.5 basis points

Re-offer Yield:	3.671%

Coupon:	3.671%

Make-Whole Call:	T+15 basis points

Interest Payment Dates:	June 1 and December 1 of each year, beginning June 1, 2013

Format:	SEC Registered

Denominations:	$1,000 and any integral multiple thereof

CUSIP/ISIN:	976843 BH4/US976843BH44

Trade Date:	November 26, 2012

Expected Settlement Date:	December 3, 2012 (T+5)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers	Fifth Third Securities, Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC Wedbush Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com; calling Scotia Capital (USA) Inc. (Fixed Income Syndicate) toll-free at 1-800-372-3930; or calling Wells Fargo Securities, LLC at 1-800-326-5897 or e-mailing Wells Fargo Securities, LLC at cmclientsupport@wellsfargo.com